June 29, 2026

Stuart Simpson
Chief Executive Officer
Vertical Aerospace Ltd.
Unit 1 Camwal Court, Chapel Street
Bristol BS2 0UW
United Kingdom

        Re: Vertical Aerospace Ltd.
            Registration Statement on Form F-3
            Filed on June 26, 2026
            File No. 333-297060
Dear Stuart Simpson:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing